SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 9, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
SIGNATURES

Item	Page

Press Release of the Company dated October 8, 2003 announcing the Company Presentation at the Rodman & Renshaw Techvest Healthcare Conference in Boston on October 21, 2003	3

Signature	4

News Release
FOR IMMEDIATE RELEASE

BIOMIRA TO PRESENT AT RODMAN & RENSHAW TECHVEST
HEALTHCARE CONFERENCE

Dr. Alex McPherson to Update Investment Community on Product Candidate Progress

EDMONTON, ALBERTA, CANADA — OCTOBER 08 2003 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira, is scheduled to present highlights of the Company’s product and corporate plans at the 5th Annual Rodman & Renshaw Techvest Healthcare Conference on Tuesday, October 21, 2003. The conference is being held October 21-23 in Boston, MA at the Boston Marriott Long Wharf Hotel. Rodman & Renshaw, Inc. has acted as exclusive placement agent with respect to a number of recent financings for Biomira.

Dr. McPherson is scheduled to present at 11:20 a.m. EDT on October 21st. The presentation will be available live to the public via Web cast through the Biomira Web site at www.biomira.com or at http://www.wallstreetwebcasting.com/webcast/rrshq/biom. This is an audio only presentation. The broadcast will also be archived for 90 days following the presentation.

Rodman & Renshaw

Rodman & Renshaw, Inc. is a privately-held, full-service investment bank committed to fostering the long-term success of emerging growth companies through capital raising, strategic advice, insightful research, and the development of institutional support.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

# # #

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818	Jane Tulloch Director, Investor Relations 780-490-2812

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: October 9, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance